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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003
                         Commission File Number: 1-13368

                                      POSCO

                 (Translation of registrant's name into English)

        POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F [x]           Form 40-F [ ]

[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]                 No [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______________________.]



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POSCO is furnishing under cover of Form 6-K:

Exhibition 99.1: An English-language translation of documents with respect to the disposal of equity in other corporation.



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o  EXHIBIT 99.1

                     DISPOSAL OF EQUITY IN OTHER CORPORATION

1.  Details of company concerned
    -   Name of company: SK IMT
    -   Relationship with company: None
    -   Paid in capital (KRW): 300,000 million
    -   Total number of outstanding shares: 60,000,000

2.  Details of disposal
    -   Amount disposed(KRW): 197,280 million
    -   Number of shares to be disposed: 7,200,000
    -   Disposal date: March 31, 2003

3. Purpose of disposal: Exercising the claim for stock purchase on SK IMT stocks

4.  Total amount disposed(KRW) : 197,280 million
    -   Paid-in capital of POSCO at the end of 2002(KRW): 482,403 million
    -   Ratio to paid-in capital of POSCO(%): 40.9%

5.  Decision date (date of board resolution): March 12, 2003



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                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       POSCO
                                                      (Registrant)




Date March 12, 2003                       By  /s/  Lee Dong-Hee
                                              ----------------------------------
                                              Name:  Lee Dong-Hee
                                              Title: General Manager of Finance
                                                     Management Department